DIREXION SHARES ETF TRUST
Direxion Daily Gold Miners Bear 3X Shares (DUST)
Direxion Daily Healthcare Bull 3X Shares (CURE)

Supplement dated July 22, 2013 to the
Summary Prospectus, Prospectus and Statement of Additional Information (?SAI?)
dated February 28, 2013, as last supplemented May 16, 2013

The Board of Trustees of Direxion Shares ETF Trust (?Trust?) has approved share splits of the issued and outstanding shares of the Direxion Daily Gold Miners Bear 3X Shares and the Direxion Daily Healthcare Bull 3X Shares (each a ?Fund?, collectively the ?Funds?).

After the close of the markets on August 19, 2013 (the ?Payable Date?), each Fund will affect a split of each Fund?s issued and outstanding shares as follows:

Fund Name
Forward Split Ratio
Approximate increase in total number of outstanding shares
Direxion Daily Gold Miners Bear 3X Shares
2 for 1
200%
Direxion Daily Healthcare Bull 3X Shares
2 for 1
200%

As a result of these share splits, shareholders of each Fund will receive an additional share for each share held of the applicable Fund as indicated in the table above.  Accordingly, the number of each Fund?s issued and outstanding shares will increase by approximately 200% as indicated above.

All share splits will apply to shareholders of record as of the close of NYSE Arca, Inc. (the ?NYSE Arca?) on August 16, 2013 (the ?Record Date?), payable after the close of the NYSE Arca on the Payable Date.  Shares of the Funds will begin trading on NYSE Arca, Inc. (?NYSE Arca?) on a split-adjusted basis on August 20, 2013 (the ?Ex-Date?).  On the Ex-Date, the opening market value of each Fund?s issued and outstanding shares, and thus a shareholder?s investment value, will not be affected by the share split.  However, the per share net asset value (?NAV?) and opening market price on the Ex-Date will be approximately one half for the Funds.  The tables below illustrate the effect of a hypothetical two for one share split on a shareholder?s investment.

2 for 1 Share Split
Period
# of Shares Owned
Hypothetical NAV
Total Market Value
Pre-Split
100
$30
$3,000
Post-Split
200
$15
$3,000

The Trust?s transfer agent will notify the Depository Trust Company (?DTC?) of the forward split and instruct DTC to adjust each shareholder?s investment(s) accordingly.  DTC is the registered owner of the Funds? shares and maintains a record of the Funds? record owners.

The share splits will not result in a taxable transaction for holders of the Funds? shares.  No transaction fees will be imposed on shareholders in connection with the share splits.

* * * * *

Please retain a copy of this Supplement with your Summary Prospectus, Prospectus and SAI.